Canada Goose Reports Results for First Quarter Fiscal 2022
First Quarter Fiscal 2022 Highlights (in Canadian dollars):
•Total revenue $56.3m
•Net loss $(56.7)m, or $(0.51) per diluted share
•Non-IFRS adjusted EBIT $(60.2)m
•Non-IFRS adjusted net loss per diluted share $(0.45)
TORONTO, ON (August 11, 2021) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the first quarter ended June 27, 2021.
“Canada Goose is off to a great start in the first quarter,” said Dani Reiss, President & CEO. “Our digital business continued at a rapid pace of growth globally, alongside improving retail trends. With strong momentum in a less disrupted operating environment, and an exciting product pipeline - including our growing apparel business and footwear launch later this fall - we are well positioned for fiscal 2022.”
First Quarter Fiscal 2022 Business Highlights (compared to First Quarter Fiscal 2021)
•Global e-Commerce revenue increased by 80.8%.
•Revenue increased significantly in all geographic regions. Despite elevated retail closures, Canada grew by 126.1%, excluding $7.0m of temporary PPE sales in the comparative quarter.
•DTC revenue in Mainland China increased by 188.7%.
First Quarter Fiscal 2022 Results (compared to First Quarter Fiscal 2021)
•Total revenue was $56.3m from $26.1m.
•DTC revenue was $29.4m from $10.4m. The increase was driven by a lower level of COVID-19 disruptions, e-Commerce growth and new retail expansion, despite continued store traffic headwinds. Across our global store network, approximately 20% of total trading days were lost to temporary closures.
•Wholesale revenue was $25.8m from $8.7m. The increase was a result of higher volume of shipments to wholesale and international distributor partners, driven by a lower level of COVID-19 disruptions.
•Other revenue was $1.1m from $7.0m. The decrease was attributable to PPE sales in the comparative quarter, which were temporarily manufactured in support of COVID-19 response efforts.
•Gross profit was $30.7m, a gross margin of 54.5%, compared to $4.8m and 18.4%.

•DTC gross margin of 72.8%, compared to 66.3% (normalized from 82.7% as reported, adjusted for the impact of a $1.7m duty recovery related to shipments to Asia in the comparative quarter, which did not reoccur). The increase was driven by the favourable benefit of higher sales volumes from retail stores of $17.5m (+530 bps) and lower inventory provisions of $0.2m (+70 bps).
•Wholesale gross margin of 35.3%, compared to 17.2%. The increase was driven by the favourable impact of a higher proportion of sales to our wholesale partners compared to international distributors of $10.6m (+1,470 bps).
•Other segment gross profit was $0.2m from a gross loss of $(5.3)m.
•Operating loss was $(60.7)m compared to $(59.3)m.
•DTC operating loss of $(9.1)m, compared to $(12.2)m. The decrease in operating loss was attributable to a lower level of COVID-19 disruptions and the positive impact of e-Commerce growth.
•Wholesale operating income of $0.2m, compared to operating loss of $(7.2)m. The increase in operating income was attributable to a higher segment revenue and gross profit.
•Other operating loss was $(51.8)m from $(39.9)m. The increase in operating loss was attributable to $3.6m of incremental investment in marketing and strategic initiatives, $3.1m of higher performance-based compensation, and $3.7m of unfavourable foreign exchange fluctuations.
•Net loss was $(56.7)m, or $(0.51) per diluted share, compared to $(50.1)m, or $(0.46) per diluted share.
•Non-IFRS adjusted EBIT was $(60.2)m, compared to $(46.5)m.
•Non-IFRS adjusted net loss was $(50.0)m, or $(0.45) per diluted share, compared to $(38.4)m, or $(0.35) per diluted share.
•Cash was $305.9m as at quarter end, compared to $160.1m, alongside $313.7m of available borrowing capacity in the undrawn revolving facility.
•Inventory was $404.5m as at quarter end, compared to $428.6m. The decrease was attributable to a reduction in finished goods of $22.4m, supported by sales growth and reduced production in fiscal 2021.

Fiscal 2022 Outlook
The Company reiterates the fiscal 2022 outlook which was issued on May 13, 2021, in the press release announcing results for fiscal 2021, on the basis of a gradual and progressive improvement in the COVID-19 landscape. For the second quarter of fiscal 2022, this outlook assumes low double digit Wholesale revenue growth, and DTC revenue at roughly one and a half times last year’s level. Within the meaning of applicable securities laws, this outlook constitutes forward looking information and financial outlook. Actual results could vary materially as a result of numerous factors, many of which are beyond the Company’s control. This includes risks and uncertainties relating to retail closures and disruptions to retail traffic as a result of COVID-19. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on August 11, 2021. Those interested in participating are invited to dial (833) 952 1517 or (778) 560 2836 if calling internationally and reference Conference ID 5659259 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	First quarter ended
	June 27, 2021	June 28, 2020
	$	$
Revenue	56.3	26.1
Cost of sales	25.6	21.3
Gross profit	30.7	4.8
Gross margin	54.5%	18.4%
SG&A expenses	71.6	48.6
SG&A expenses as % of revenue	127.2%	186.2%
Depreciation and amortization	19.8	15.5
Operating loss	(60.7)	(59.3)
Operating margin	(107.8)%	(227.2)%
Net interest, finance and other costs	16.5	6.7
Loss before income taxes	(77.2)	(66.0)
Income tax recovery	(20.5)	(15.9)
Effective tax rate	26.6%	24.1%
Net loss	(56.7)	(50.1)
Other comprehensive (loss) income	(1.7)	2.0
Comprehensive loss	(58.4)	(48.1)
Loss per share
Basic and diluted	$(0.51)	$(0.46)
Weighted average number of shares outstanding
Basic and diluted	110,504,248	110,080,288

Non-IFRS Financial Measures:(1)
EBIT	(60.7)	(59.3)
Adjusted EBIT	(60.2)	(46.5)
Adjusted EBIT margin	(106.9)%	(178.2)%
Adjusted net loss	(50.0)	(38.4)
Adjusted net loss per basic and diluted share	$(0.45)	$(0.35)
(1) See “Non-IFRS Financial Measures”.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	June 27, 2021	June 28, 2020	March 28, 2021
Assets	$	$	$
Current assets
Cash	305.9	160.1	477.9
Trade receivables	39.2	28.2	40.9
Inventories	404.5	428.6	342.3
Income taxes receivable	6.6	11.9	4.8
Other current assets	34.4	40.6	31.0
Total current assets	790.6	669.4	896.9

Deferred income taxes	60.1	53.5	46.9
Property, plant and equipment	119.9	115.0	116.5
Intangible assets	155.5	159.5	155.0
Right-of-use assets	240.8	211.7	233.7
Goodwill	53.1	53.1	53.1
Other long-term assets	4.4	2.2	5.1
Total assets	1,424.4	1,264.4	1,507.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	149.6	134.8	177.8
Provisions	13.4	10.8	20.0
Income taxes payable	10.4	11.7	19.1
Short-term borrowings	10.9	2.6	—
Current portion of lease liabilities	49.6	37.8	45.2
Total current liabilities	233.9	197.7	262.1

Provisions	25.4	21.8	25.6
Deferred income taxes	14.2	13.1	21.6
Revolving facility	—	207.9	—
Term loan	363.2	154.6	367.8
Lease liabilities	214.7	190.9	209.6
Other long-term liabilities	27.6	4.2	20.4
Total liabilities	879.0	790.2	907.1

Shareholders' equity	545.4	474.2	600.1
Total liabilities and shareholders' equity	1,424.4	1,264.4	1,507.2

Non-IFRS Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted EBIT margin, adjusted net loss and adjusted net loss per basic and diluted share. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures”.
Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to EBIT, adjusted EBIT, and adjusted net loss for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	First quarter ended
CAD $ millions	June 27, 2021	June 28, 2020
Net loss	(56.7)	(50.1)
Add (deduct) the impact of:
Income tax recovery	(20.5)	(15.9)
Net interest, finance and other costs	16.5	6.7
EBIT	(60.7)	(59.3)
Unrealized foreign exchange (gain) loss on Term Loan Facility (a)	(0.9)	(0.1)
Share-based compensation (b)	0.1	0.1
Net temporary store closure costs (c)	0.2	5.5
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	4.3
Pre-store opening costs (d)	0.9	0.9
Transition of logistics agencies (g)	—	1.5
Costs of the Baffin acquisition (h)	—	0.4
Other	0.2	0.2
Total adjustments	0.5	12.8
Adjusted EBIT	(60.2)	(46.5)
Adjusted EBIT margin	(106.9)%	(178.2)%

	First quarter ended
CAD $ millions	June 27, 2021	June 28, 2020
Net loss	(56.7)	(50.1)
Add (deduct) the impact of:
Unrealized foreign exchange (gain) loss on Term Loan Facility (a)	(0.9)	(0.1)
Share-based compensation (b)	0.1	0.1
Net temporary store closure costs (c) (e)	0.2	6.7
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	4.3
Pre-store opening costs (d) (f)	1.0	1.1
Transition of logistics agencies (g)	—	1.5
Costs of the Baffin acquisition (h)	—	0.4
Acceleration of unamortized costs on Term Loan Facility Repricing (i)	9.5	—
Restructuring expense (c)	—	1.6
Other	0.2	0.2
Total adjustments	10.1	15.8
Tax effect of adjustments	(3.4)	(4.1)
Adjusted net loss	(50.0)	(38.4)

(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of less than $0.1m (first quarter ended June 28, 2020 - $0.1m) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $0.2m were incurred in the first quarter ended June 27, 2021. These were comprised of temporary store costs of $0.4m, partially offset by government subsidies of $0.2m in Europe. Globally, government subsidies of $8.7m were recognized in the first quarter ended June 28, 2020. Government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($1.3m), temporary store closure costs ($0.9m), and restructuring expense ($0.3m), for the first quarter ended June 28, 2020. The benefit of $6.2m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the first quarter ended June 28, 2020.
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes less than $0.1m of interest expense on lease liabilities for temporary store closures in the first quarter ended June 27, 2021 (first quarter ended June 28, 2020 - $1.2m).
(f)Pre-store opening costs incurred in (d) above plus $0.1m of interest expense on lease liabilities for new retail stores during pre-opening periods in the first quarter ended June 27, 2021 (first quarter ended June 28, 2020 - $0.2m).
(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(h)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(i)Non-cash unamortized costs accelerated in connection with the Term Loan Facility repricing amendment on April 9, 2021.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2022 financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 28, 2021. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.
Investors:
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Media:
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